METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

March 14, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lamb, Staff Accountant

Re:
New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) - Form 10-K for the fiscal year ended
December 31, 2011, Form 10-Q for the fiscal quarter ended March 31, 2012, Form 10-Q for the fiscal quarter ended
June 30, 2012 and Response dated January 18, 2013

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation (“NCE”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of NCE in response to a letter of comment from the Staff of the Securities and Exchange Commission dated February 7, 2013. Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of NCE at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:           New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
Attn: Gene S. Bertcher, President

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated February 7, 2013 with respect to
Form 10-K for the fiscal year ended December 31, 2011,
Form 10-Q for the fiscal quarter ended March 31, 2012,
Form 10-Q for the fiscal quarter ended June 30, 2012 and
Response dated January 18, 2013
New Concept Energy, Inc.
Commission File No. 000-08187
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated February 7, 2013 with respect to Form 10-K for the fiscal year ended December 31, 2011, Form 10-Q for the fiscal quarter ended March 31, 2012, Form 10-Q for the fiscal quarter ended June 30, 2012 and Response dated January 18, 2013 of New Concept Energy, Inc. (the “Company” or “NCE” or “GBR”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Form 10-K for the Fiscal Year ended December 31, 2011

General

Comment/Observation No. 1.    We note your response to prior comment 5 in your letter of January 18, 2013 but reiterate our comment that you amend your Form 10-K for December 31, 2011 and your Forms 10-Q for the periods ended March 31 and June 30, 2012 to provide the certifications required by Item 601(b)(32) of Regulation S-K.  Please note that those filings (the Form 10-K and Forms 10-Q) must be filed in their entirety accompanied by the certifications filed as exhibits.  As previously indicated in our letters dated September 12, 2012 and December 19, 2012, the incorrect dates that appear within your certifications at Exhibit 32.1 of the annual and interim reports that you filed on March 30, 2012, May 15, 2012, and August 14, 2012, and the incorrect date of the audit report included with the annual report, render these filings incomplete.  These deficiencies may only be cured by amending each filing in its entirety to include, as applicable, properly dated certifications and a properly dated audit report.  Please file these amendments without further delay.

Response to Comment/Observation No. 1.  Complete amendments to NCE’s Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012 to cure the required deficiencies were filed March 12, 2013.  A complete amendment to NCE’s Form 10-K for the fiscal year ended December 31, 2011 to cure the required deficiencies was filed on March 13, 2013.

Certain Relationships and Related Transactions, and Director Independence, page 26

Comment/Observation No. 2.   Please revise your disclosures to incorporate your response to prior comment 7.  Also clarify that Pillar Income Asset Management provided administrative, not accounting services.

Response to Comment/Observation No. 2.  The disclosure previously set forth on Page 26 of NCE’s Form 10-K for the fiscal year ended December 31, 2011 was revised in the Form 10-K/A filed March 13, 2013 to reflect the appropriate information with respect to Pillar Income Asset Management, Inc. as requested.